Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
 Nordic American Offshore Ltd.:
We consent to the use of our report dated March 23, 2016, with respect to the consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2015 and the period from October 17, 2013 (inception) to December 31, 2013, incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus.
/s/ KPMG AS
Oslo, Norway
 July 11, 2016